1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

April 26, 2018

Via EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, DC 20549

Re:	Form N-14 Registration Statement of SCM Trust (the “Trust”) and Related Correspondence

Dear Ms. Lithotomos and Mr. Eskildsen:

This letter responds to comments provided by the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “SEC Staff”) in telephone conversations with each of you regarding the Form N-14 registration statement of the Trust in respect of the proposed reorganization of the Cedar Ridge Unconstrained Credit Fund (the “Acquired Fund”) into the Shelton Tactical Credit Fund (the “Acquiring Fund”), SEC Accession No. 0001398344-19-005960.

This letter also responds to comments by the SEC Staff regarding a correspondence filing (the “NAST Analysis”) of the Trust dated April 1, 2019, SEC Accession No. 0001398344-19-005970, concerning an analysis of accounting and performance survivorship under the guidance of the SEC Staff initially set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”).

Where applicable, the Trust undertakes to make the changes discussed in this letter to the Form N-14 Registration Statement in a post-effective filing under Rule 497. As we discussed, the Registration Statement is expected to become effective on May 1, 2019 pursuant to Rule 488 under the Securities Act of 1933 as amended.

Form N-14 (Legal Review)

1.	Comment: Please confirm the accuracy of or remove, as the case may be, the word “generally” in relation to disclosures throughout the Form N-14 with respect to the expected non-recognition of gain or loss by the Acquired Fund or its shareholders for U.S. federal income tax purposes.

Response: The word “generally” has been removed in all such disclosures.

2.	Comment: As applicable, please add disclosure regarding anticipated tax consequences of sales of portfolio securities by the Acquired Fund prior to, and in connection with, the reorganization.

Response: As described in the Form N-14, the two Funds have the same investment strategies. The investment strategies of the Acquiring Fund were revised to reflect the approach of its new portfolio management team following the acquisition on January 25, 2019 of Cedar Ridge Partners, LLC by Shelton Capital Management. By contrast, the Acquired Fund has been managed using those same strategies since inception (please see the NAST Analysis for further details). Sales of portfolio securities in the Acquired Fund have not been necessary in connection with the proposed reorganization since the future portfolio of the Fund after the reorganization (the “Combined Fund”) will reflect the historic strategies of the Acquired Fund. Therefore, no additional tax disclosure is necessary regarding any such sales.

3.	Comment: Please clarify which policies of the Acquiring Fund are considered “fundamental investment policies” which may not be changed without shareholder approval under the Investment Company Act of 1940, as amended. Please also clarify applicable disclosures regarding the differences in any such policies between the Acquiring Fund and the Acquired Fund.

Response: The Acquiring Fund has the fundamental investment restrictions listed below, all of which have been moved to the “Fundamental Investment Restrictions” section in the comparison table in the Form N-14. Additionally, the related disclosures in the Form N-14 have been revised to clarify the similarities of and differences between the two Funds.

1.	Issue senior securities or borrow money, except as permitted under the 1940 Act and the rules and regulations thereunder, and then not in excess of 33-1/3% of the Fund’s total assets (including the amount of the senior securities issued but reduced by any liabilities not constituting senior securities) at the time of the issuance or borrowing, except that the Fund may borrow up to an additional 5% of its total assets (not including the amount borrowed) for temporary purposes such as clearance of portfolio transactions and share redemptions. For purposes of these restrictions, the purchase or sale of securities on a when-issued, delayed delivery or forward commitment basis, the purchase and sale of options and futures contracts and collateral arrangements with respect thereto are not deemed to be the issuance of a senior security, a borrowing or a pledge of assets.

2.	Underwrite any issue of securities, except to the extent that the Fund may be considered to be acting as underwriter in connection with the disposition of any portfolio security.

3.	Invest 25% or more of the value of the Fund’s assets in securities of issuers in any one industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or to securities issued by other investment companies.

4.	Purchase or sell real estate or interests therein, although the Fund may purchase securities of issuers which engage in real estate operations and securities secured by real estate or interests therein, including real estate investment trusts.

5.	Make loans, except loans of portfolio securities or through repurchase agreements, provided that for purposes of this restriction, the acquisition of bonds, debentures, other debt securities or instruments, participations or other interests therein and investments in government obligations, commercial paper, certificates of deposit, bankers’ acceptances or similar instruments will not be considered the making of a loan.

6.	Purchase or sell physical commodities, unless acquired as a result of owning securities or other instruments, but the Fund may purchase, sell or enter into financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.

7.	Purchase securities of any one issuer if, as a result, more than 5% of the Fund’s total assets would be invested in securities of that issuer or the Fund would own more than 10% of the outstanding voting securities of that issuer, except that (a) up to 25% of the Fund’s total assets may be invested without regard to this limitation; and (b) this limitation does not apply to securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities (“U.S. Government obligations”) or to securities issued by other investment companies. Repurchase agreements fully collateralized by U.S. Government obligations will be treated as U.S. Government obligations.

4.	Comment: Please confirm that the contractual expense limitation undertaken by Shelton Capital Management will ensure that net total operating expenses subject to the limitation of the Combined Fund will not exceed those of the Acquired Fund for at least 12 months from the date of reorganization.

Response: The Trust confirms that understanding. As disclosed in the Form N-14 as filed, Shelton Capital Management has contractually undertaken to match the net total operating expense ratio in the Acquired Fund’s expense limitation for the Combined Fund for at least two years from the date of the reorganization.

5.	Comment: In any discussion of potential operating efficiencies and economies of scale created by the reorganization, please add disclosure that there can be no assurance that such efficiencies and economies of scale will be realized.

Response: Where applicable, the disclosure has been added.

6.	Comment: Please confirm whether disclosures stating that shareholders of the Acquired Fund may receive a special dividend prior to the reorganization closing, and that any such dividend is generally expected to be taxable, is correct.

Response: The referenced disclosures were deemed unnecessary in that no such special dividend is anticipated, and the disclosures will be removed.

7.	Comment: In the Comparison Fee Table and elsewhere as applicable, please confirm that the pro forma total net annual operating expenses of the Investor and Institutional class shares of the Combined Fund are 5.20% and 4.95%, respectively, as compared to the Acquiring Fund’s respective current 1.67% and 1.42% levels.

Response: The Trust confirms the numbers are correct; on a fairly stated pro forma basis, the Combined Fund’s anticipated expenses should reflect the Acquired Fund’s experience in respect of portfolio management costs (dividend and interest expense on short sales) that are likely to result. Such expenses are not reflected in the historic experience of the Acquiring Fund, which only been managed using such strategies since late January 2019 (please see response number 2 above).

8.	Comment: Please add disclosure where applicable explaining the relatively high portfolio turnover of the Acquiring Fund (518%) compared to the Acquired Fund (63%) and how that is expected to affect the Combined Fund.

Response. The relatively high portfolio turnover of the Acquiring Fund reflects the investment strategies and approach of a former portfolio manager who managed the Fund prior to January 25, 2019. The lower portfolio turnover of the Acquired Fund is more indicative of the likely experience of the Combined Fund since it reflects the investment strategies and approach of the current portfolio management team of both Funds. The following disclosure has been added where applicable:

“The Combined Fund is expected to experience relatively lower portfolio turnover comparable to that of the Acquired Fund, which reflects the investment strategies and approach of the current portfolio management team of both Funds.”

9.	Comment. Please confirm that consideration was given to Section 15(f) of the Investment Company Act of 1940, as amended, and that the Form N-14 includes related disclosure.

Response. The Trust confirms Section 15(f) was considered, and that appropriate disclosure is included in Section E “Key Information About the Reorganization” under the heading “Section 15(f) of the 1940 Act”.

10.	Comment. Please add the full names of the Funds as headings to the respective performance Bar Charts. Please also check that the terms Acquired Fund and Acquiring Fund are used correctly in this section of the document.

Response. The names have been added to the Bar Charts as requested. The terms Acquired Fund and Acquiring Fund are used correctly in this section of the document.

11.	Comment. Please confirm the returns shown for the Acquiring Fund in the Average Total Return table following the Bar Chart are correct.

Response. The returns in the table have been checked and certain return information has been revised.

12.	Comment. Please confirm whether shareholders will suffer any diminution in shareholder rights as a result of state law and make appropriate disclosures.

Response. Although there will not be any material diminution in shareholder rights under state law, the following disclosure has been added as the fifth paragraph to Section E “Key Information About the Reorganization” under the existing heading “Comparison of Forms of Organization and Shareholder Rights”

“Voting Rights. The rights of the Acquired Fund’s shareholders to vote are governed by federal law, Delaware state law, and the Declaration of Trust of IMST Trust. The rights of the Acquiring Fund’s shareholders to vote are governed by federal law, Massachusetts state law, and the Declaration of Trust and By-laws of the SCM Trust. As investment companies registered under the 1940 Act, many shareholder voting rights relating to the Funds are governed by federal law. For example, the 1940 Act requires shareholder approval to, among other actions, increase investment advisory fees, increase Rule 12b-1 fees, or change fundamental investment restrictions. With respect to matters that require shareholder approval under the 1940 Act, there are no differences between the voting rights of the Funds’ shareholders. Although differences between applicable state law and the Funds’ organizational documents exist, in practice, it is not expected that the Reorganization will result in any material diminution in shareholder voting rights.”

Form N-14 (Accounting Review)

1.	Comment. In the Capitalization table, add footnote disclosures explaining all pro forma adjustments to the Net Assets of each share class.

Response. Footnotes have been added explaining that pro forma adjustments to the Net Assets of each share class reflect the expected payment by the Combined Fund of up to $75,000 in reorganization costs.

2.	Comment. Please ensure the pro forma Schedule of Investments, Statement of Assets and Liabilities, and Statement of Operations each have an appropriate heading including the word “unaudited” in parenthesis.

Response. The requested headings have been added.

3.	Comment. Please add a footnote to the Statement of Assets and Liabilities describing the accrued reorganization fees.

Response. A footnote has been added to reflect the expected payment by the Combined Fund of up to $75,000 in reorganization costs.

4.	Comment. Please insert the footnote (b) notation to the State of Operations “Trustees Fees and Expenses” line to tie to the disclosure below.

Response. The table has been updated as requested.

5.	Comment. Please remove the reorganization expense from the Statement of Operations.

Response. The requested change has been made.

6.	Comment. Enhance footnotes (a) and (b) to the Statement of Operations to further describe the reason for the pro forma adjustments.

Response. The footnotes have been revised to state that the adjustments reflect effect of increased net assets after the reorganization.

NAST Analysis (Legal Review)

The Trust acknowledges that the analysis is in the first instance based on the NAST Letter and related SEC guidance. The referenced AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, are helpful references but not determinative.

We believe that the responses above regarding: 1) the survivorship of the Acquired Fund’s portfolio and lack of sales activity related to the reorganization; 2) the expected relatively lower portfolio turnover of the Combined Fund; and 3) the 24 month expense limitation undertaking geared to the Acquired Fund, should address related questions discussed under the NAST Analysis concerning the various “factors” described therein, and that the NAST Analysis as written is correct.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP